                     SECURITIES AND EXCHANGE COMMISSION

                          Washington,  D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                        Alexander Energy Corporation
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                              (Name of Issuer)

                                   Common
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                       (Title of Class of Securities)

                                014617   10   4
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                                 (CUSIP Number)

                               Lila Lee Alexander
            250 Hal Muldrow Court, Norman,OK 73069, (405) 321-6247
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                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                                August 15, 1990
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box (    ).

Check the following box if a fee is being paid with this statement ( x ).  (A
fee is not required only if the reporting person:   (1) has a previous
statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

CUSIP No. 014617  10   4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above
         Persons.

           Lila Lee Alexander ###-##-####
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2)       Check the Appropriate Box if a Member of a Group.

         (a)
              ------------------------------------------------------------------
         (b)
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3)       SEC Use Only.
                        --------------------------------------------------------
4)       Source of Funds.    0
                           -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


         -----------------------------------------------------------------------

6)       Citizenship or Place of Organization.

             United States
         -----------------------------------------------------------------------

Number of              7)       Sole Voting Power.            284,139
Shares Bene-                                      ------------------------------
ficially               8)       Shared Voting Power.            0
Owned by                                            ----------------------------
Each Report-           9)       Sole Dispositive Power.     284,139
ing Person                                             -------------------------
With                  10)       Shared Dispositive Power.     0
                                                         -----------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person.

              284,139
         -----------------------------------------------------------------------

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares.


         -----------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11).

             2.28 %
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14)      Type of Reporting Person.

            IN
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1: Security and Issuer

   This schedule relates to the Common Stock of Alexander Energy Corporation.

         Alexander Energy Corporation
         701 Cedar Lake Blvd
         Oklahoma City, Oklahoma 73114

Item 2: Identity and Background

  (a)    Lila L. Alexander

  (b)    P.O. Box 6088
         Norman, Oklahoma  73070

  (c)    Self employed

  (d) Ms. Alexander has been subject to no criminal proceedings in the last five years.

  (e) Ms. Alexander has been subject to no civil or administrative proceedings in the last five years.

  (f)    United States citizen

Item 3: Source and Amount of Funds or Other Consideration

   The securities were acquired pursuant to a divorce Property Settlement Agreement dated August 15, 1983.

Item 4: Purpose of Transaction

   n/a

Item 5: Interest in Securities of the Issuer

   (a) Lila L. Alexander beneficially owned 284,139 shares of Common Stock of Alexander Energy Corporation, which amount constituted 2.28% of the issued and outstanding shares. All shares referenced in this filing reflect a 1-for-3 reverse stock split effectuated June 14, 1991.

   (b) Bob G. Alexander had the right to vote the shares set forth in (a) above for a period of seven (7) years ending August 15, 1990. Bob Alexander is the President of Alexander Energy Corporation and former husband of Lila Alexander. His business address is 701 Ceder Lake Blvd., Oklahoma City, Oklahoma 73114. He is a United States citizen.

   (c)   None.

   (d)   n/a

   (e) The Reporting Person ceased to be 5% or more owner on March 3, 1993. The Issuer closed a secondary public offering of 2,600,000 of its common shares on said date thereby diluting the Reporting Person's position below 5%.

Item 6: Contract Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


   On August 15, 1983 Bob G. and Lila L. Alexander entered into a Property Settlement Agreement which provided that:

         (1) 299,139 shares ("the shares") were transferred from Bob Alexander to Lila Alexander. Ms. Alexander subsequently sold 15,000 shares in a private sale in July 1985.

         (2) Bob Alexander was granted the right to vote the shares for a seven year period which ended August 15, 1990.

Item 7:  Material to be Filed as Exhibits

    n/a


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 1996
-----------------------------------------
(Date)

/s/ LILA LEE ALEXANDER
-----------------------------------------
(Signature)

Lila Lee Alexander
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(Name)